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                            April 16, 2021

       Michael Mulholland
       Chief Financial Officer
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, Washington 98660

                                                        Re: CytoDyn Inc.
                                                            Form 10-K for the
Fiscal Year ended May 31, 2020
                                                            File No. 000-49908

       Dear Mr. Mulholland:

               We have reviewed your March 23, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 18, 2021 letter.

       Form 10-K for the Fiscal Year ended May 31, 2020

       Financial Statements
       Note 2 -- Summary of Significant Accounting Policies
       Inventories Procured or Produced in Preparation for Product Launches, page 84

   1. We do not believe your response to prior comment 2 from our letter dated February 18,
                                                        2021, provides a
sufficient basis to support management   s assertion that prelaunch
                                                        inventory represented
an asset at each date it was capitalized. For example:
                                                            You assert that
your meetings with the FDA addressed safety and efficacy of the drug. However, the
FDA   s July 2020 Refusal to File letter states that your Biologics
                                                            License Application
omitted information necessary for the FDA to perform a
                                                            substantive review
of the product   s safety and effectiveness.
                                                            You indicate that
    current scientific work being performed by the Company to
                                                            complete a
successful resubmission of the Company   s BLA    is ongoing and that you
 Michael Mulholland
CytoDyn Inc.
April 16, 2021
Page 2
              do not expect to resubmit your BLA until mid-calendar year 2021 or shortly thereafter.
             You assert that you manufactured leronlimab consistent with cGMP standards.
              However, we note that the FDA   s September 20, 2020, response to
your list of
              questions related to the Refusal to File letter continued to reference issues with your clinical and statistical data, device related issues, and chemical manufacturing and control related issues.
         We request that management reconsider the appropriateness of its capitalization conclusion in light of the examples above and tell us whether management believes there is any additional information bearing on these examples to support its capitalization conclusion. Please also propose revised disclosure that more fully conveys the points in the examples above.
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding the comment.



FirstName LastNameMichael Mulholland                            Sincerely,
Comapany NameCytoDyn Inc.
                                                                Division of
Corporation Finance
April 16, 2021 Page 2                                           Office of Life
Sciences
FirstName LastName